DESCRIPTION OF BUSINESS

Business Overview

We were incorporated on March 19, 2015 under the laws of the State of Nevada. We are a start-up company looking to design, market and distribute our products for the rapidly emerging wearable technology market. Our primary strategic focus will be to market and distribute our smartwatch product line in the United States and Europe. We anticipate that a large portion of our future sales will be carried through our website "Kirinwearables.com," which intends to serve as a multipurpose marketplace for the selling of our wearable technology devices, and related goods.

Our planned website, kirinwearables.com, is in the development stage. In addition, our wearable products that we intend to offer are also in the development stage. We have only recently begun operations, have no sales or revenues, and therefore rely upon raising capital to fund our operations. We have a going concern uncertainty as of the date of our most recent financial statements.

We intend to meet our cash requirements for the next 12 months through a combination of debt financing and equity financing. We currently do not have any arrangements or commitments in place for financings and there is no assurance that we will be successful in completing any such financings on terms that will be acceptable to us.

If we are not able to raise the full $120,000 budget that we require to implement our business plan as anticipated, we will scale our business development in line with available capital. Our primary priority will be to retain our reporting status with the SEC which means that we will first ensure that we have sufficient capital to cover our corporate, legal and accounting expenses. We will likely not expend funds on the remainder of our planned activities unless we have the required capital.

Wearable Electronics

The term 'wearable electronics' refers to any electronic device or product which can be worn by a person to integrate computing in his or her daily activity or work and use technology to avail advanced features and characteristics. In simple terms, wearable electronics is used to make routine things easier to perform as well as make life sophisticated by offering several computing features in various day-to-day applications, mainly due to the integration of computing and communication devices. Currently, several types of wearable electronics exist with the development of various types of technologies and advancements in wearable computing.

The existence of wearable tech products has been around for more than four decades now. But since the last decade wearables are being launched in the market and are gaining consumer acceptability. The improvement in technologies such as communication, networking, image, gesture, and speech & voice recognition has made wearable computing an appealing option. Gradually, the focus on these technologies is increasing and the industry is looking towards customizing these technologies to suit wearer's needs and aesthetics.

The first generation of wearable devices largely employed Bluetooth for connectivity with smartphones and other internet enabled portable devices. However, with the technological advancements and limitations of the above protocol in terms of range and power consumption, other technologies such as Wi-Fi, Low energy Bluetooth (BLE), and near field communication (NFC) are being adopted by the companies. Not only do they use lesser power but can be used for wider ranges of connectivity.

Moreover, commonly used GPS and digital compass are also being incorporated in the design of wearable products. These positioning components make the product useful for a variety of applications in fields ranging from healthcare to military, where location tracking is of critical importance. Recognition technologies such as voice recognition and gesture recognition are becoming increasingly popular in wearable devices. With the help of these applications,

drivers can navigate to their destinations, workers can control warehouse inventory, doctors can automate medical transcription processes, lawyers can build their cases with e-discovery products, homeowners can control their environmental and security systems and users of smart devices can access applications by voice commands.


World of Wearable Technology Applications:
Function With Style
Security/Safety
Medical
Glamour
Lifestyle Computing
Sport Fitness
© 2013 Beecham Research Ltd. & Wearable Technologies AG

Table of Contents

The smartwatch- a leading product in the wearable technology category

A smartwatch is a wearable computing device worn on a user's wrist that offers functionality and capabilities similar to those of a smartphone. Smartwatches are designed to, either on their own or when paired with a smartphone, provide features like connecting to the internet, running mobile apps, making calls, messaging via text or video, checking caller ID, accessing stock and weather updates, providing fitness monitoring capabilities, offering GPS coordinates and location directions, and more.

We believe among the wearable electronics, the smartwatch shows the most promise for mainstream acceptance as it approaches a rapid growth phase in the coming years. Business Insider reported a slight majority of the U.S. and global population still wear a watch, around 55%. The latest smartwatches show much improvement in design compared with earlier smartwatches as well as providing an array of features that substantially enhance the user experience. We believe the most recent innovations in smartwatches have reached a point where desirable

functionality and fashion can coincide. With this attention to design and the user interface, we believe this product will attract many users and lead wearable electronics to mass market acceptance.


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While durability and functionality are still important features, we see differentiating characteristics such as size, weight, aesthetic design, attractiveness, and fashionable style come more into play. To gain mass appeal, the smartwatch consumer needs to be educated on how the smartwatch might really enhance and benefit their lives. Early adopters were willing to pay premium dollars to be on the cutting edge of latest wearable technology. The mass market consumer is far more price conscious, risk adverse and needs to see convincing evidence of value added benefit to be compelled to spend their money.

We believe the market conditions for the smartwatch have never been more favorable and poised for mass market appeal. With traditional wristwatch and jewelry companies now entering the market or partnering with large electronics companies we are now seeing a resulting smartwatch that is attractively designed and balances functionality with the right combination of user interfaces.

We anticipate the entrance of well branded vendor -Apple Inc. will be a key catalyst for growth and mass market acceptance of the smartwatch. History shows us that when Apple enters a market it can reshape the way people think about a product. Apple has a proven record in establishing mass market appeal for products. The entrance of Apple brings a sense of validity and legitimacy to smartwatch technology. Apple commands a massive audience eager to learn how this latest technology will enhance their computing lives. While we expect Apple to initially acquire a dominant share of the premium smartwatch market, we believe Apple will open the door to mass market adoption and rapid expansion of the overall smartwatch market as a whole.

The smartwatch market is presently overrun with large well branded technology and traditional wrist watch companies offering high-end products at premium prices. As the smartwatch market grows across all segments, we believe, as a startup company, our most advantageous market opportunity lies in entering the market place with a mid-lower priced product offering. At the moment there is no dominant player in this market segment.

We believe a lower cost product offering will appeal to a large portion of the mass market who are value conscious, brand impartial consumers. As the smartwatch matures and becomes more diverse, consumers will be searching for

the most effective product at the lowest possible price. We believe that we have the right product offering to meet the demands and budgets of this market segment.

Mindtree
Welcome to possible

Wearables – Is the future as bright as it seems?

Wearable devices are taking hold in every major industry



WHITEPAPER

Are you swept up in the hype surrounding wearable devices? Or are you wondering what all the fuss is about? Wearable devices include exciting new technologies such as fitness trackers, wearable cameras, glasses, smart watches, heart rate monitors and GPS tracking devices—to name a few.

These devices are being used everywhere—from healthcare, fitness, retail, banking and insurance to manufacturing and travel. For a device that was first created way back in the 1960s as a way to cheat at the roulette wheel, the wearable device has taken it's time in becoming the hot technology sector it is today.

The worldwide market for wearable devices is projected to reach $20.6 billion by 2018, reaching an annual growth rate of 36%. In terms of number of units sold, ABI research estimates that global shipments of wearable computing devices are expected to rise to 485 million units by 2018.

The question is how much of this growth is real and how much of it is hype? To find the answer, let's look at the impact of wearable devices in a variety of industries and see how these devices are stacking up.

Health & Fitness: who will win the wearables war?

Wearable devices such as smart watches and glasses have taken their place at the leading edge of innovation for a number of industries. However, the runaway leader in wearables so far has been the health and fitness market.

Healthcare and fitness wearable devices and applications have been in the mainstream for years with a broad range of gadgets to choose from. In fact, according to ABI research, wearable sport and fitness-related monitoring devices will reach 80 million by 2016 and that growth is not expected to slow down any time soon.

But, there could be polarization in terms of what kind of instruments will become more popular than others. For example, ear-based wearables have so far had a lower profile as opposed to eye and wrist-based ones. However, recent activity in this segment indicates that ear-based devices are gaining an edge primarily because the blood vessels in the ears allow for more accurate biometric measurements.

Additionally, since voice is the most common way that we communicate, ear-based devices meet the typical requirements for two way communication during exercise.

However, nothing in the foreseeable future is going to take the place of the wrist. In the fitness segment, the reign of wrist-based wearables is expected to continue with the advent of multiple brands of sports watches, fitness bands and other activity tracking devices. The launch of the long-awaited Apple Watch will heat up the already buzzing industry.

In fact, some analysts have gone so far as to say that Apple Watches will completely wipe out competitors' fitness trackers. This is due in part to the quality of the device, but also to Apple's unique ability to market to consumer desires. We'll all have to watch and wait. In the meantime, how about more sit-ups?

Retail dresses up for wearables

Don't look now, but wearables have just hit a key metric for consumer electronics adoption. Today, 10% of US online adults report having used a wearable device to track daily activity. Retail is one industry segment which is capable of propelling wearable technology into a whole new stratosphere.

That's because wearables have already made a significant impact on both retailers and the consumers who buy and wear them. Retailers are making product and customer information easily accessible to consumers via wearable devices such as eyewear, wrist gear or similar devices.

Once these technologies are combined with payment processing—the end-to-end retail experience should become more pleasurable for the consumer. A shopper will be able to find items, review additional information online while in the store, and make purchasing decision all within the same shopping experience.

Several players in the retail sector have already started investing in wearables. For example, PayPal has developed a payments app for Samsung Gear, and Barneys is collaborating with Intel to introduce smart bracelets in their stores.

Larger retailers like Walmart, Home Depot and Tesco are warming up to the concept and exploring wearables through their research labs. With proofs-of-concepts currently being developed in the retail segment, it won't be long before wearable technologies become commonplace in the retail sector.

Fashion vendors are also getting in the wearables game, often by partnering with technology startups to create entirely new product categories. For example, Ralph Lauren's Polo Tech smart shirt tracks detailed biometrics while exercising. The company debuted the smart shirts at the US Open Tennis Championships, where ball boys sported the garments.

Banking on wearables: devices are branching out

Unlike previous technology revolutions like smartphones or tablets, wearables include a long list of disparate product types such as smart glasses and smart shirts which bear only a superficial resemblance to one another.

This means that creators of wearables can create a differentiated experience for the end consumer in the area of banking and insurance. However, unlike the retail sector,

the challenges for widespread adoption in banking and insurance are much more complex.

Wearables can be used for balance inquiries, alerts and real-time receipts, as well as for making payments, following stocks on the go and browsing the latest insurance offers and loan options.

While banks are one of the biggest holders of consumer data which plays well in the wearables game, innovation has been a slow process due to regulations and the financial industry's standard operating mode of inertia. Still, a few forward-thinking banks have started tech trials for wearable devices.

For example, Spain's Banco Sabadell has built a Google Glass proof of concept; CaixaBank has built a smart watch application to follow stock markets; and Westpac has developed a Google Glass app to check account balances and other transactions. But many banks are slow to hop onto the wearables bandwagon: with stringent compliance factors, the security of customer and investor data is of the highest concern.

If banks have been slow to move on wearable devices, the insurance industry is responding even slower. In spite of this, use cases for wearables for life threat evaluation are being explored and tested. Some companies in the health-care market are partnering with insurance agencies to create wearable devices that doctors can use to document procedures.

In the auto insurance business, insurance agents are now able to take pictures through smart devices while accessing damages onsite. This allows companies to reduce stress for customers involved in accidents and speed claims.

Manufacturing: wearables support worker decision-making

Although consumer interest in wearables is strong, business demand for wearables is even greater. According to recent research, 68% of global technology and business decision makers say that wearables are a priority for their firm, with 51% calling it a moderate, high or critical priority. Few industries are as anxious to integrate wearable devices as manufacturing.

Wearable technologies that hold great potential for the manufacturing sector include smart glasses, watches, sensors and textiles. Improving the safety of workers is one of the primary applications of wearables in the manufacturing.

For example, using wearables to increasing agility, locate faulty wires in a production line, notify workers about hazards (like the presence of toxic substances on shop floor) are some of the areas where these devices can be put to use with expected success.

However, the current crop of wearables have serious limitations when used in manufacturing scenarios. For example, the use of gloves can be a major barrier for typical touch-sensitive devices currently in use. And noisy shop floors can make voice recognition a tough challenge. Hence, the industrial manufacturing segment needs more innovation in extreme conditions from the device-level, making mainline adoption a longer process.

There are multiple manufacturing companies that are reviewing wearables for maintenance, repairs and over-the-shoulder coaching, in addition to areas such as production, quality assurance, safety, warehousing and logistics.

For example, Boeing is currently experimenting with augmented reality for aircraft maintenance. Vuzix's M100 hands-free device instructs workers where to find a product in the inventory, and Fraunhofer Research Institution is researching on technologies that help identify toxic substances easily.

Travel and transportation: wearables take off for ground and service teams

In the travel and transportation segment, the use and type of applications for wearable technology are practically boundless. These include assisting staff with delivering passenger related information on the fly, searching and booking tickets, providing flight information such as flight and boarding status and helping ground crews.

Cargo and maintenance personal from a major airline are trialing the use of Google Glass to help inspect airplanes on the tarmac. They capture video and photos and send them to a central office where technical safety professionals assess an aircraft's condition. The tarmac staff also receive instructions and checklists for loading and unloading baggage from the wearable device.

In the near future, cognitive computers and voice-controlled intelligent agents (like Siri, Cortana or Google Now) used with wearable devices will augment the skills of humans on the ground, helping them identify and act on specific problems.

Recently, another airline conducted a pilot in its upper-class lounge, arming its customer service agents with either Google Glass or a smartwatch. Its goal was to get agents out from behind their desks to provide faster and more relevant service to customers.

There are also discussions around how Google Glass can improve the overall in-flight experience for travelers. SWIFT boarding is developed by SITA in collaboration with Google Glass and Vuzix M100 which verifies boarding passes and passports.

In addition, wearable manufacturer Garmin D2 has launched a GPS watch designed specifically for aviators to load flight plan information. And Virgin Atlantic has launched a

wearable technology pilot scheme in collaboration with SITA to provide personalized passenger information to staff on Google Glass or Sony Smartwatch 2.

Considering the activities happening in this industry, the travel and transportation segment is well poised to be widely transformed through wearables in the near future.

Will wearables shape our lives for years to come?

With major brands like Apple, Google, Nike and Samsung heavily investing in wearable tech, it's obvious that the style and functionality of the devices will continue to develop rapidly. However, both consumers and business leaders are wondering if wearables will evolve beyond intelligent fashion accessories to become an essential part of everyday life.

Tech innovators understand that wearables only have a future if they evolve to bridge the divide between the physical and virtual worlds. According to TechRadar, Google Glass developers are working on a sleeker version that augments the user's awareness of surroundings while not getting in the way of social interactions.

Wristify, an MIT-developed, climate-controlling wristband prototype is trying to make air conditioners obsolete. The device provides natural cooling or warmth by responding to surroundings and communicating with the user.

Expect an array of wearable devices to be introduced in 2015. But unless the wearables become more affordable, the technology is at risk of remaining a luxury item for most: wearable devices are currently priced from $150 up to $1000.

While early adopters typically pay a premium for new products, those sky-high levels will eventually come down. In addition, the sheer amount of new players coming into the wearables market will guarantee a low-cost option.

No matter how the market shapes up, analysts agree on one thing: wearables are almost certainly going to shake up our lives in the years to come. That means that there's every reason to believe that the hype is well-justified.

References:

- http://www.kurzweilai.net/the-world-of-wearable-computers
- http://mashable.com/2014/05/13/wearable-technology-history/
- http://www.manifestdigital.com/blog/wear-your-tech
- *Market researcher International Data Corp, # ABI's report
- http://www.alokr.com/smac-disruptive-technology-powering-lives-enabling-enterprises/
- http://www.cogno-sys.com/cognosys-technologies-partners/social-mobile-analytics-cloud-smac-technology-business/

About the authors:



Umesh Neelakantan has over 18 years of experience in the Consumer and Wearables segment. He has worked closely with several customers in this space in multiple roles including engineering, presales and consultancy. He is the co-inventor of a US patent as well as first/co-author of several publications. Umesh holds a Masters in Communication from the Indian Institute of Technology, Kanpur and B.Tech in Electronics & Communications from National Institute of Technology, Kozhikode.



Shivaprasad Chennoju has extensive experience in Consulting, Presales and Software engineering across Hitech and Energy & Utilties sectors. He is currently working with Mindtree as a Consultant in Hitech vertical for Consumer Electronics and Semiconductor clients. Prior to this, he was working with Infosys for various customers in the Utilities segment. Shiva holds an MBA in Marketing and Strategy from the Indian Institute of Management, Kozhikode and B. Tech in Electronics & Telecommunications from Pune University.

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27 February 2014

MORPHING TECHNOLOGY AND AESTHETICS FOR THE FUTURE OF WEARABLE DEVICES

Saverio Romeo, *Principal Analyst, Beecham Research*

>> Wearable Devices – From Science Fiction Stories to the Internet of Things Vision

Wearable devices, implanted objects, and body extensions have been part of the imagery of the finest science fiction literature, including works by Philip K. Dick and, more recently, William Gibson. This creative enthusiasm has been accompanied by more than 20 years of intense research in different academic and business environments. During those years, wearable devices have also been used in sectors such as security and medicine. The evolution of defibrillators from non-connected implanted machines to connected implanted devices is an example of this development. However, the technologies that enabled the enabled the development of wearable devices tended to be expensive and difficult to use.

Today, many technologies – such as user interfaces, smart materials, energy solutions, sensors and communications technologies – are well developed and widely available for making real the visions of scientists, engineers, writers and futurologists. The tremendous pace of technological innovation we are witnessing can only make that transformation process faster and unpredictable. We will increasingly live in environments where technology, in the form of intelligent sensors and objects, disappears around us. Wearable technologies will become the interface between us and those environments.

WEARABLE DEVICES – CURRENT MARKET STATUS

The vision is emerging as reality, but it has yet to be clearly defined. In 2013, several wearable devices have entered the market. In its latest report on the topic, Beecham Research has identified seven sectors in which wearable technologies can create dramatic business opportunities. The security and the medical sectors are the segments that are pushing the B2B wearable device market. In the security sector, there are applications of wearable devices in public security such as policing and surveillance and remote working such as lone workers in distant locations. In the medical sector, several applications have emerged in the areas of implanted objects. Defibrillators are one such example.

New kinds of smart glasses now assist people with eye problems and wearable body structures help people with motion problems. On the B2C side, the current market situation focuses mainly on the wellness and fitness sectors. There are several smart wristbands and smart watches with vital data monitoring functionalities in the market. They are targeted at consumers interested in sporting activities who want to monitor their performance and their health. However, smart watches are also aiming at the more general consumer. In fact, there are quite a few new products in the other three sectors identified by Beecham Research: communications, lifestyle and glamour. A similar trend can be seen with smart glasses. There are smart glasses supporting wellness and fitness. But, there are also others which tap into lifestyle, communications, and glamour. According to Beecham Research Wearable Device Tracker, smart glasses, smart watches, and smart wristbands are the three most common products in today's market. At the end of October 2013, there were 11 smart wristbands, 15 smart glasses and 15 smart watches available for sale or for pre-ordering. Smart clothing is also another emerging segment. Around those devices, communities of developers are also emerging.

Wearable device companies often offer SDKs (Software Development Kits) to their community of testers and pre-users. These are usually developers that contribute to the device with new applications.

THE CONVERGENCE OF TECHNOLOGY AND AESTHETICS

Despite the number of products available in the market, the wearable device market for consumers is still nascent. It can develop in a range of possible directions. Its main focus is around wellness and fitness, but that is a serious limitation. Beecham Research believes that the successful zone for the wearable device market is in the other three consumer sectors: lifestyle, communications and glamour. Current products do not have the right kind of appeal. This is because wearable devices have until now been designed mainly from the perspective of technologists. But technology is not enough. Technology solves problems, improves our daily lives, and allows us to explore new possibilities. But technology does not tap into emotions or spark feelings. Only a sense of beauty can do that. And only aesthetics can resonate with that sense in order to make an object desirable.


World of Wearable Technology Applications:
Towards Function With Style

Wearable devices will be part of our persona. But only if they both do something useful for us and inspire us. The role of creative design and arts has become crucial for the future of wearable devices. The artistic contribution of fashion designers and creative individuals will move devices like smart glasses and smart watches from objects for technology lovers to objects of desire for most of us. It is time for completely new engagements. It is time to bring together engineers and fashion stylists, watch designers and software developers, finest craftsmen and nanotechnologists. It is time for a technological-aesthetical melting pot. This is not just because of wearable devices, though. This is because technologies will shape our lives as individuals, consumers, and citizens in profound ways. The spaces in which we will move will be different and will be perceived differently. It is time for the fashion and creative industries to emerge from the isolation of their exclusive labs and openly engage with technology and technologists. Technology companies should do the same. 2014 will be the moment of wearable devices only if these two worlds come together.

The smart wearables market will be worth USD22.9 billion worldwide by 2020

16 September 2014 | PDF (3 pages) Content type: Article

We anticipate that smart watches will become the dominant wearable smart device in terms of worldwide sales in early 2017, when Apple has cemented its hold on the market.



Sales of smart wearable devices, such as the Apple Watch, will generate USD22.9 billion in revenue by 2020, according to Analysys Mason's new report *Smart wearables: worldwide market trends, forecasts and strategies 2014–2020* (see Figure 1). The market will grow at a CAGR of 50% between 2014 and 2020.

Figure 1: *Smart wearable installed base, unit sales and device revenue, worldwide, 2013–2020 [Source: Analysys Mason, 2014]*



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The smart wearables market will reach an inflection point in 2015, driven by the launch of the Apple Watch

Sales of competing devices will slow following the announcement of the Apple Watch on 9 September 2014, as consumers wait for Apple's smart watch to reach stores in 1Q 2015. Fewer than 1 million smart watches will have sold by the end of 2014, but this number is expected to leap to 13.6 million in 2015, as Apple drives the market.

Other manufacturers – such as LG, Motorola and Samsung – will eventually benefit from the increased interest in smart watches as a credible device type, but we do not anticipate any vendor matching Apple's market share in the short or medium term. The restriction of the Apple Watch to users of the iPhone 5 or later, and planned interoperability with other Apple devices and platforms, such as Apple TV (digital media), HomeKit (smart home control), HealthKit (health and fitness) and Apple Pay (mobile payments), will strongly reinforce Apple's device and lifestyle ecosystem.

Smart watches will dominate sales of wearable devices by 2017, but take-up is still limited by consumer interest

Smart bands will account for 90% of smart wearable device sales in developed markets in 2014, but this category will peak in 2016, driven by cannibalisation from smart watches with greater functionality, and new devices that serve niche use-cases more capably (see Figure 2).

***Figure 2:** Smart wearable unit sales by device category, developed markets, 2012–2020 [Source: Analysys Mason, 2014]*


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The total addressable market for smart watches is limited – in Apple's case, by the active device base of compatible iPhones (the iPhone 5 and newer), but generally by consumer interest. Our forthcoming *Connected Consumer* survey indicates that only 30% of US consumers would be interested in buying a smart watch, compared with 27% in the UK and 28% in Spain.

Nevertheless, we anticipate that smart watches will become the dominant wearable smart device in terms of worldwide sales in early 2017, when Apple has cemented its hold on the market. In our forecast, we anticipate that the smart watch market in developed regions will be worth USD12.9 billion by 2020.